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                      SOUTHERN OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1997



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8




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                      SOUTHERN OHIO COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1997
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $51,019

COST OF OPERATION                                           47,767

OPERATING INCOME                                             3,252

INTEREST CHARGES                                               991

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 2,261

FEDERAL INCOME TAXES ON OPERATIONS                           2,106

NET INCOME FROM OPERATIONS                                     155

NONOPERATING INCOME                                            252

NET INCOME                                                 $   407



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1997
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,335

NET INCOME                                                     407

CASH DIVIDENDS DECLARED                                        407

BALANCE AT END OF PERIOD                                   $23,335


The common stock of the Company is wholly owned by Ohio Power Company.


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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $384,417
  Construction Work in Progress                               1,978
         Total Mining Plant                                 386,395
  Accumulated Depreciation and Amortization                 219,510

         NET MINING PLANT                                   166,885

OTHER PROPERTY AND INVESTMENTS                               60,781

CURRENT ASSETS:
  Cash and Cash Equivalents                                  16,657
  Accounts Receivable:
    General                                                   9,794
    Insurance                                                13,011
    Affiliated Companies                                      9,919
  Coal                                                        1,523
  Materials and Supplies                                     11,664
  Other                                                         432

         TOTAL CURRENT ASSETS                                63,000

REGULATORY ASSETS                                            48,630

DEFERRED CHARGES                                              5,476

           TOTAL                                           $344,772



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                      SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        December 31,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     34,693
  Retained Earnings                                         23,335

         TOTAL SHAREHOLDER'S EQUITY                         68,029

LONG-TERM DEBT:
  Notes Payable                                             45,000
  Finance Obligations                                       35,086

         TOTAL LONG-TERM DEBT                               80,086

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          37,631
  Operating Reserves                                        65,037

         TOTAL OTHER NONCURRENT LIABILITIES                102,668

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        26,861
  Accounts Payable:
    General                                                  5,020
    Affiliated Companies                                     2,113
  Taxes Accrued                                                735
  Interest Accrued                                           1,250
  Accrued Vacation Pay                                       3,147
  Workers' Compensation Claims                               5,331
  Obligations Under Capital Leases                          14,129
  Other                                                      7,177

         TOTAL CURRENT LIABILITIES                          65,763

DEFERRED INCOME TAXES                                       27,695

DEFERRED CREDITS                                               531

           TOTAL                                          $344,772



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                      SOUTHERN OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1997

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.




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                      SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED DECEMBER 31, 1997
                    (in thousands, except as noted)
                                                                                                     October through
                                                                                                         December
                                                                                                           1997
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         9,996
            Other Paid-in Capital                                                                          34,693
                                                                                                           44,694
       B. Rate of Return Allowable per HCAR Nos. 26573, 10.29% per annum, 2.5725% per quarter             .025725

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $  1,150
            2. Year-to-Date                                                                              $  7,418

       D. Net Income per Statement of Income (a)                                                         $    407
            Add: Interest Charges                                                                             991
            Less: Nonoperating Income                                                                         252

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $  1,146
            2. Year-to-Date                                                                              $  8,720

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 49,873

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                              1,146

       C. Cost Applicable to Current Quarter Coal Billings                                               $ 51,019
            Less: Cost Appliable to Coal Sold to Unaffiliated Companies                                     2,508
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 48,511

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,280,122

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $37.90

(a)    The Company  sold  its  Martinka  mining  division and  most of the  Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased mining coal  effective July 1, 1992.  All results associated  with the Martinka division since  then  are billed  to the Parent  Company, Ohio Power  Company, eliminating any earnings effect to the
       Company.
(b)    As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of
       Income.

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                      SOUTHERN OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                FOR THE QUARTER ENDED DECEMBER 31, 1997


                                                       (in thousands)

Direct Labor-UMW*                                          $ 1,643
Indirect Labor-UMW*                                          4,098
Benefits-UMW*                                                5,888
Salaries and Benefits-Nonunion                               5,181
Operating Supplies                                           3,482
Repair Parts and Materials                                   4,270
Electricity and Other Utilities                              1,898
Outside Services-Maintenance, Haulage and Reclamation        4,230
Taxes Other Than Federal Income Taxes**                      2,119
Rental of Equipment                                          7,120
Depreciation, Depletion and Amortization                     5,085
Mining Cost Normalization***                                (1,801)
Reclamation                                                  1,737
Other Production Costs                                       3,796

Subtotal                                                    48,746

Transfers of Production Costs (to)/from Coal Inventory        (979)

          Total                                            $47,767

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                      SOUTHERN OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           December 31, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,412   $   -      $  7,412

Mining Structures and Equipment      239,693    147,789     91,904

Coal Interests (net of depletion)      3,163       -         3,163

Mine Development Costs               134,149     71,721     62,428

    Total Mining Plant
      in Service                    $384,417   $219,510   $164,907

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                                   SOUTHERN OHIO COAL COMPANY
                                   CONSTRUCTION EXPENDITURE BUDGET - 1998*


Description                                             Budgeted Amount
                                                     (in thousands)


Bleeder Shaft                                              $1,851

Northeast Intake Shaft                                      1,538

Mine Plant Blanket                                            599

Upgrade Water Treatment Facilty                               567

Pre-Planning Blanket and Other                                108
                                                           $4,663



































*This budget does not include any possible lease transactions.